Exhibit 99.2
FREESEAS INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Number
Condensed Consolidated Balance Sheets as of March 31, 2007 (unaudited) and December 31, 2006	F-2
Unaudited Condensed Consolidated Statements of Operations for the Three Months Ended March 31, 2007 and 2006	F-3
Unaudited Condensed Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2007 and 2006	F-4
Notes to Condensed Consolidated Financial Statements	F-5

FREESEAS INC.
CONSOLIDATED BALANCE SHEETS
(All amounts in tables in thousands of United States dollars, except for share data)
Item 1. Financial Statements

	March 31,
	2007	December 31,
	(Unaudited)	2006
ASSETS
CURRENT ASSETS
Cash in hand and at bank	$642	$372
Trade receivables, net	776	278
Inventories	135	242
Insurance claims	485	485
Due from related party	360	40

Total current assets	$2,398	$1,417

Fixed assets, net	18,557	19,369
Deferred charges, net	2,088	2,300

Total Assets	$23,043	$23,086

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Bank overdraft	$—	$2,000
Accounts payable	2,243	2,003
Accrued liabilities	679	1,515
Unearned revenue	58	179
Shareholders’ loans, current portion	2,324	1,218
Long-term debt, current portion	3,260	3,345

Total current liabilities	$8,564	$10,260

Long-term debt, net of current portion	6,540	4,485
Shareholders’ loans, net of current portion	—	1,334

Total long-term liabilities	$6,540	$5,819

Total Liabilities	$15,104	$16,079

Commitments and contingencies
SHAREHOLDERS’ EQUITY
Preferred shares (5,000,000 authorized with par value $0.001, nil issued and outstanding as at March 31, 2007 and December 31, 2006)
Common shares (40,000,000 authorized with par value $0.001, 6,290,100 shares issued and outstanding at March 31, 2007 and December 31, 2006)	6	6
Additional paid-in capital	9,722	9,703
Retained (deficit)	(1,789)	(2,702)

Total shareholders’ equity	7,939	7,007

Total Liabilities and Shareholders’ Equity	$23,043	$23,086

The accompanying notes are an integral part of these condensed consolidated financial statements

FREESEAS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(All amounts in tables in thousands of United States dollars, except for share data)

	For the three months ended	For the three months ended
	March 31, 2007	March 31, 2006
	(Unaudited)	(Unaudited)
OPERATING REVENUES	$4,268	$2,444
OPERATING EXPENSES:
Vessel operating expenses	(1,414)	(1,032)
Voyage expenses	(2)	(637)
Depreciation expense	(812)	(1,140)
Amortization of deferred dry-docking and special survey costs	(195)	(110)
Management fees to a related party	(135)	(135)
Commissions	(257)	(165)
Compensation costs	(25)	(163)
General and administrative expenses	(342)	(432)

Income (loss) from operations	$1,086	$(1,370)

OTHER INCOME (EXPENSE):
Finance costs	$(219)	$(245)
Interest income	—	11
Other	46	(51)

Other expense	$(173)	$(285)

Net income (loss)	$913	$(1,655)

Basic earnings (loss) per share	$0.15	$(0.26)
Diluted earnings (loss) per share	$0.15	$(0.26)
Basic weighted average number of shares	6,290,100	6,290,100
Diluted weighted average number of shares	6,290,100	6,290,100
The accompanying notes are an integral part of these condensed consolidated financial statements

FREESEAS INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in tables in thousands of United States dollars, except for share data)

	For the three	For the three
	months ended	months ended
	March 31, 2007	March 31, 2006
	(Unaudited)	(Unaudited)
Cash Flows from Operating Activities:
Net income (loss)	$913	$(1,655)
Adjustments to reconcile net income(loss) to net cash provided by (used in) operating activities:
Depreciation	812	1,140
Amortization of deferred dry-docking and special survey costs	195	110
Amortization of deferred financing costs	17	17
Amortization of debt discount	16	21
Compensation costs for stock options granted	25	163
Changes in:
Trade receivables	(498)	(29)
Inventories	107	(254)
Due from related party	(320)	(255)
Insurance claims	—	(80)
Accounts payable	240	318
Accrued liabilities	(836)	(270)
Unearned revenue	(121)	37
Due to related party	—	(4)

Net Cash from (used in) Operating Activities	$550	$(741)

Cash Flows from Financing Activities:
Net movement in bank overdraft	(2,000)	—
Proceeds from long-term debt	2,470	—
Payments of long-term debt	(500)	(1,750)
Payments of loans from shareholders	(250)	(250)
Deferred financing costs	—	(8)
Net Cash used in Financing Activities	$(280)	$(2,008)

Net increase(decrease) in cash in hand and at bank	270	(2,749)

Cash in hand and at bank, Beginning of Period	372	3,285

Cash in hand and at bank, End of Period	$642	$536

Supplemental Cash Flow Information:
Cash paid for interest	$121	$221
Non-cash shareholder distributions	$6	$11
The accompanying notes are an integral part of these condensed consolidated financial statements

FREESEAS INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States dollars, except for share data)
1. Interim Financial Statements
     The unaudited condensed consolidated financial statements include the accounts of FreeSeas, Inc. (the “Company”), required to be consolidated in accordance with U.S. generally accepted accounting principles (GAAP). The unaudited condensed consolidated financial statements have been prepared in accordance with the accounting policies described in the 2006 Annual Report on form 20-F except for the accounting policy relating to the accounting for uncertainty in income taxes, and should be read in conjunction with the consolidated financial statements and notes thereto.
     The unaudited condensed consolidated financial statements for the three months ended March 31, 2007 and 2006 included herein have been prepared in accordance with Article 10 of Regulation S-X of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in conformity with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations relating to interim financial statements.
     The year-end condensed balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America.
     In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain only normal reoccurring adjustments necessary to present fairly the Company’s financial position as of March 31, 2007, and the results of its operations and cash flows for the three months ended March 31, 2007 and 2006.
2. Organization
     FreeSeas Inc., formerly known as Adventure Holdings S.A., was incorporated in the Marshall Islands on April 23, 2004, for the purpose of being the ultimate holding company of the ship owning companies Adventure Two S.A., Adventure Three S.A. and Adventure Four S.A. Hereinafter, the consolidated companies referred to above will be referred to as “FreeSeas,” “the Group” or “the Company.”
     FreeSeas owns and operates three Handysize dry bulk carriers. Free Bulkers S.A., a Marshall Islands company, which manages the vessels, is a company owned by common shareholders of FreeSeas. The management company is excluded from the Group.
     FreeSeas consists of the companies listed below:
Company
FreeSeas Inc.
Adventure Two S.A.
Adventure Three S.A.
Adventure Four S.A.
     The three drybulk carriers were purchased by their vessel-owning subsidiaries on August 4, 2004, September 29, 2004 and June 14, 2005, respectively, from unrelated third parties. The vessels were acquired without existing charters.

FREESEAS INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States dollars, except for share data)
3. New Accounting Policy
Effective January 1, 2007, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes.” FIN 48 clarifies the accounting for income taxes recognized in financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company determine whether the benefits of the Company’s tax positions are more likely than not of being sustained upon audit based on the technical merits of the tax position. The provisions of FIN 48 also provide guidance on de-recognition, classification, interest and penalties, accounting in interim periods, and disclosure. The Company did not have any unrecognized tax benefits and there was no effect on the financial condition or results of operations as a result of implementing FIN 48.
4. Fixed Assets

		Accumulated
	Vessel Cost	depreciation	Net book value
December 31, 2006	$28,273	$(8,904)	$19,369
Depreciation	—	(812)	(812)

March 31, 2007	$28,273	$(9,716)	$18,557

The estimated useful life of the M/V Free Fighter was changed to 30 years from 27 years previously. The change took effect during the three months ended March 31, 2007. As a result of this change, depreciation expense for the M/V Free Fighter for the three months ended March 31, 2007 was reduced by approximately $296,000. In addition, net income was increased by the same amount. Earnings per share also increased by $0.05, as a result.
5. Deferred Charges

	Dry-docking	Special survey cost	Financing costs	Total
December 31, 2006	$730	$1,453	$117	$2,300
Additions	—	—	—	—
Written-off	—	—	—	—
Amortization	(103)	(92)	(17)	(212)

March 31, 2007	$627	$1,361	$100	$2,088

The amortization of vessel drydocking, special survey and financing costs was $212,000 and $127,000 for the three months ended March 31, 2007 and 2006, respectively.

FREESEAS INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States dollars, except for share data)
6. Accrued Liabilities
Accrued liabilities comprise the following amounts:

	March 31, 2007	December 31, 2006
Accrued wages	$28	$28
Accrued interest	71	42
Accrued insurance and related liabilities	233	226
Accrued drydocking and special survey costs	—	865
Accrued financial advisory costs	195	155
Other accrued liabilities	152	199

Total	$679	$1,515

7. Long-Term Debt
In January 2007, the Company drew down Advance B of $2,470,000 of the loan with First Business Bank to repay the overdraft facility of $2,000,000 granted to Adventure Four S.A by Hollandsche Bank — Unie N.V. The remaining balance of $ 470,000 was used to finance the special survey and drydocking costs of the M/V Free Fighter.
8. Shareholders’ Loans
According to the repayment schedule $250,000 was repaid in the first three months of 2007.
9. Related Party Transactions
Purchases of services
All the active vessels listed in Note 2 receive management services from Free Bulkers S.A., a Marshall Islands corporation (“Free Bulkers”), pursuant to a ship-management agreement between each of the ship-owning companies and Free Bulkers. Each agreement calls for a monthly management fee of $15 based on a thirty (30) day month. FreeSeas also pays Free Bulkers a fee equal to 1.25% of the gross freight or hire collected from the employment of FreeSeas’ vessels and a 1% commission to be paid to Free Bulkers on the gross purchase price of any new vessels acquired or the gross sales price of any vessels sold by FreeSeas with the assistance of Free Bulkers. FreeSeas also reimburses, at cost, the travel and other personnel expenses of the Free Bulkers staff, including the per diem paid by Free Bulkers to its staff, when they are required to attend FreeSeas’ vessels at port. FreeSeas believes that it pays Free Bulkers industry standard fees for these services. In turn, Free Bulkers has entered into an agreement with Safbulk Pty Ltd., a company controlled by one of our affiliates, for the outsourcing of the commercial management of our fleet.
The total management fee for the three months ended March 31, 2007 and 2006 amounted to $135. The related expenses are separately reflected in the accompanying Consolidated Statements of Operations.

FREESEAS INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States dollars, except for share data)
The balance due from related parties was $360 and $40 at March 31, 2007 and December 31, 2006, respectively.
10. Earnings Per Share
The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year.
The components of the denominator for the calculation of basic earnings per share and diluted earnings per share are as follows:

	(Unaudited)
	Three months	Three months
	ended	ended
	March 31, 2007	March 31, 2006
Numerator:
Net income/(loss)	$913	$(1,655)
Basic earnings per share:
Weighted average common shares outstanding	6,290,100	6,290,100
Diluted earnings per share:
Weighted average common shares outstanding	6,290,100	6,290,100

Dilutive potential common shares
Options	—	—
Warrants	—	—
Dilutive effect	—	—

Weighted average common shares-diluted	6,290,100	6,290,100

Basic earnings/(loss) per common share	$0.15	$(0.26)
Diluted earnings/(loss) per common share	$0.15	$(0.26)
The 12,500 Series A and/or 65,000 Series B Units, issuable upon exercise of the purchase option granted to HCFP Brenner (“HCFP”), for shares and warrants, were excluded from computing the diluted earnings per share of the Company for the three months ended March 31, 2006 because their effect was anti-dilutive as there was a net loss. The impact of these instruments was anti-dilutive for the three months ended March 31, 2007 as well because the share price was lower than the exercise price of the warrants.
The 750,000 options and 200,000 warrants granted to the Company’s executive officers (see Note 12) as well as the Company’s traded warrants were anti-dilutive for the three months ended March 31, 2007 and 2006, because the share price of the Company’s common stock was lower than the exercise price of the options and warrants.

FREESEAS INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States dollars, except for share data)
11. Commitments and Contingencies
Agreement with financial advisor
FreeSeas entered into an agreement with the financial advisor whereby the terms of compensation required the Company to pay $200,000 upon closing of the Transaction (December 15, 2005) with Trinity and $400,000 payable in 20 equal monthly installments commencing upon closing of the Transaction. The Company has accrued the liability for its present value. The amount outstanding at March 31, 2007 and December 31, 2006 is $115,500 and $154,000, respectively. The amounts are included in Accrued Liabilities in the accompanying condensed consolidated balance sheets.
12. Stock Based Compensation
FreeSeas’ 2005 Stock Incentive Plan (the “Plan”) became effective on April 26, 2005. An aggregate of 1,000,000 shares of the Company’s common stock were reserved for issuance under the Plan. In accordance with the Plan, in April 2005, the Company’s Board of Directors granted 750,000 options, with an exercise price of $5.00, to its executive officers, which was subject to signing of the employment agreements and consummation of the Transaction with Trinity. The employment agreements were signed and the Transaction with Trinity consummated on December 15, 2005. On December 16, 2005, the Board of Directors ratified, adopted and approved the grant of options to the executive officers. The options vest at a rate of 1/3 per year, with the initial 1/3 vesting upon signing the employment agreement, the second 1/3 vested on the first anniversary of the employment agreement, and the final 1/3 vesting on the second anniversary of the employment agreement. The options expire on December 16, 2010.
Prior to January 1, 2006 the Company accounted for the Plan under Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation” and under APB Opinion No. 25 using the intrinsic value method and using guidance in FIN 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans,” FIN 38, “Determining the Measurement Date for Stock Option, Purchase, and Award Plans Involving Junior Stock,” and FIN 44, “Accounting for Certain Transactions involving Stock Compensation.”
As of January 1, 2006, the Company is recognizing stock based compensation expense in accordance with SFAS No. 123(R).
Further, in April 2005, FreeSeas’ Board of Directors approved the issuance of Class A warrants to entities who immediately prior to the closing of the Transaction owned 100% of the outstanding FreeSeas’ common stock. The beneficial owners of these entities are the executive officers of FreeSeas. The terms of the warrants provided that these warrants become exercisable on the later of July 29, 2005, or consummation of the Transaction. The warrants otherwise expire on July 29, 2011 and are not callable. These warrants, the issuance of which was ratified, adopted and approved by the Board on December 16, 2005, entitle the holders to purchase an aggregate of 200,000 shares of the Company’s common stock at an exercise price of $5.00 per share and expire on July 29, 2011. These warrants were exercisable immediately upon the closing of the Transaction.

FREESEAS INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States dollars, except for share data)
These warrants have been treated as similar to options and have been accounted for by the Company under APB Opinion No. 25 and following the guidance in FIN 38 and FIN 44. Since the warrants are exercisable immediately upon issuance, these are considered to have been fully vested on the date of grant and expensed.

					Options	Warrants
	Options	Warrants	Total	Exercise price	exercisable	exercisable	Total	Exercise price
December 31, 2006	750,000	200,000	950,000	$5.00	500,000	200,000	700,000	$5.00
March 31, 2007	—			—				—
(Unaudited)	750,000	200,000	950,000	$5.00	500,000	200,000	700,000	$5.00
As of March 31, 2007, the remaining contractual life of the options is forty five months and the total compensation costs related to non-vested awards not yet recognized is $70.5 and will be expensed in 2007. The Company did not grant any stock options during 2006 or in the first three months of 2007.
For the quarters ended March 31, 2007 and 2006, total compensation costs were $25 and $163, respectively.
13. Shareholders’ Equity
In January 2007, an entity controlled by Mr. Varouxakis purchased an aggregate of 2,812,500 shares of our common stock and pre-existing promissory notes executed by us from the two other principal shareholders. The entity controlled by Mr. Varouxakis simultaneously sold and transferred 70,600 shares to family members and 2,108,782 shares to FS Holdings, Ltd., a company belonging to members of the Restis family. Also, the entity controlled by Mr. Varouxakis sold 305,921 shares to an institutional investor. As a result of the transactions, Mr. Varouxakis now owns, indirectly, 2,248,031 shares of common stock. Immediately following the closing of these transactions, our Board of Directors appointed Mr. Varouxakis Chairman of the Board, President and interim Chief Financial Officer and elected three new independent directors. There was no impact to the total shares outstanding as a result of this transaction.
The Company had 6,290,100 shares, 1,843,750 Class Z warrants and 1,828,750 Class W warrants outstanding as of March 31, 2007 and 2006, respectively.
14. Taxes
Under the laws of the countries of the Group’s incorporation and/or vessels’ registration, the Group is not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which have been included in vessel operating expenses in the accompanying Consolidated Statements of Operations.
Pursuant to the Internal Revenue Code of the United States (the “Code”), U.S. source gross transportation income is subject to certain income taxes (section 887), with exemption from such tax allowed under certain conditions (section 883).The Company qualifies for said tax exemption and therefore, no tax obligation is recorded.

FREESEAS INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States dollars, except for share data)
15. Subsequent Events
On April 27, 2007, the Company sold the M/V Free Fighter for $11,075,000 and repaid $2,330,000 on Advance A and $2,470,000 on Advance B of the loans with First Business Bank using proceeds from the sale of that vessel to make these payments. This sale shall be recorded as a sale of an asset.
On May 1, 2007, the Company entered into memoranda of agreement pursuant to which the Company agreed to purchase four secondhand drybulk carriers, the M/V Free Hero, M/V Free Jupiter, M/V Free Iris and M/V Free Gentleman, from non-affiliated parties for a total purchase price of $114.0 million. In accordance with the memoranda of agreement, the Company provided deposits totaling $11.4 million to the respective sellers of the above four vessels. The Company obtained the funds for the deposits from a $5.5 million draw on the $14.0 million unsecured shareholder loan described below and $5.9 million from the Company’s cash on hand, primarily resulting from the sale of the M/V Free Fighter in April 2007. The Company anticipated financing the remaining $102.6 million of the purchase prices of the above vessels, due upon their respective deliveries, by utilizing the following: (i) up to $68.0 million in a senior secured loan from HSH Nordbank AG; (ii) up to $21.5 million in a junior loan from BTMU Capital Corporation, an affiliate of the Bank of Tokyo Mitsubishi; (iii) the remaining $8.5 million of the $14.0 million unsecured shareholder loan (which was drawn down on June 22, 2007 as discussed further below); (iv) cash on hand from operations and (v) an overdraft credit facility of $4 million available from Hollandsche Bank — Unie N.V.
The Company took delivery of the M/V Free Hero on July 3, 2007 and the Company paid the $22.7 million remaining balance, net of the deposit paid, of the $25.25 million purchase price using $20.4 million from the above described senior and junior financing sources and $2.3 million from cash on hand. The vessel is currently subject to a $14,500 per day time charter expiring in December 2008, with a charterer’s option for extension until February 2009. The Company expects to take delivery of the M/V Free Jupiter in August or September 2007. The purchase price for the M/V Free Jupiter is $47.0 million and the Company expects to utilize the above-described financing sources to pay the remaining $42.3 million balance of the purchase price due upon delivery.
Due to a dispute between third parties unrelated to the Company and the sellers of the M/V Free Gentleman and M/V Free Iris, which would have resulted in the vessels not being delivered as per the terms of their respective memoranda of agreement, the Company decided, in agreement with the sellers, to terminate those agreements on July 27, 2007, with immediate return of the full deposits for such vessels totaling $4.25 million. The Company intends to seek to replace the two undelivered vessels with alternative tonnage of similar profile and return characteristics in an effort to expand its fleet in the Handysize/Handymax segment. The Company intends to utilize its available cash and the remainder of its existing credit facilities as described above for any future near term acquisitions.

FREESEAS INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States dollars, except for share data)
The following table details the vessels acquired and to be acquired.

Name	Class	DWT	Built	Flag	Purchase Price	Delivery Date	Employment
Free Jupiter	Handymax	47,777	2002	Marshall Islands	$47.00 million	Aug/Sept 2007	3-year time charter through September 2010 at $32,000 per day for first year, $28,000 per day for second year, and $24,000 per day for third year

Free Hero	Handysize	24,318	1995	Marshall Islands	$25.25 million	Delivered July 3, 2007	Currently fixed to 2-year time charter through Dec 08/Feb 09
The $14.0 million loan from one of the Company’s principal shareholders was signed on May 7, 2007 and accrues interest on the outstanding principal balance at the annual rate of 12.0%, payable upon maturity of the loan. The loan is due at the earlier of (i) May 7, 2009, (ii) the date of a “Capital Event,” which is defined as any event in which we raise gross proceeds of not less than $40 million in an offering of the Company’s common stock or other equity securities or securities convertible into or exchangeable for the Company’s equity securities, or (iii) the date of acceleration of the amounts due under the note. Additionally, the Company agreed to issue to that shareholder, for every $1.0 million drawn under the loan, 50,000 warrants to purchase shares of the Company’s common stock at an exercise price of $5.00 per share. On May 8, 2007, the Company drew down $5.5 million from the shareholder loan in connection with the deposits to be posted under the memoranda of agreement for the acquisition of the vessels. On June 22, 2007, the Company drew down the remaining $8.5 million from the shareholder loan in anticipation of taking delivery of the M/V Free Gentleman, which delivery, however, was never completed as discussed above. The Company has issued the shareholder 700,000 warrants to purchase shares of the Company’s common stock at an exercise price of $5.00 per share in connection with such draw downs.
The warrants described above qualify for equity classification and shall be recorded in accordance with APB 14, “Accounting for Convertible Debt and Debt issued with Stock Purchase Warrants”. Accordingly, the proceeds from draw downs and corresponding warrant issuances will be allocated to the debt and warrants based on their relative fair values at the time of issuance. The portion of the proceeds allocated to the warrants will be accounted for as paid-in capital. Any resulting discount or premium on the debt securities will be amortized over the life of the loan using the effective interest rate method and accounted for as interest expense or income, respectively. The warrants contain a provision whereby shares of the Company’s common stock can be delivered in payment of the exercise price instead of cash. If the Company is unable to deliver shares pursuant to the terms of the warrant certificates or otherwise fulfill its registration obligations, the Company shall have no obligation to pay the holders cash or otherwise “net cash settle” the warrant certificates, nor will the Company be obligated to pay liquidated damages or other penalties. The warrants are subject to anti-dilution protection in connection with certain possible events, all of which would be in the control of the Company and, therefore, would not trigger liability accounting recording.
Stock options granted to the Company’s executive officers have been adjusted for the exit of two officers. Options that were vested but not exercised by April 5, 2007 were forfeited and amount to 333,000, or two-thirds of the exercisable options at March 31, 2007. Options that were not vested were forfeited as of April 5, 2007 and amount to 166,000, or two-thirds of the options that were expected to vest at December 16, 2007.